UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 9, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Ironclad Performance Wear Corporation

File No. 0-51365 - CF#29471

_____

       Ironclad Performance Wear Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 14, 2013.

       Based on representations by Ironclad Performance Wear Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

         Exhibit 10.13   through July 31, 2013

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                    Lilyanna L. Peyser
                    Special Counsel